UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 1)

CHROMADEX CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

171077100

(CUSIP Number)

Black Sheep FLP

c/o Frank L. Jaksch, Jr.

8 Garzoni Aisle

Irvine, CA 92606

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

1/20/2010 through 4/22/2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.171077100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Black Sheep FLP 26-3360377
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐ Joint Filing
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization a California family limited partnership
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 6,225,155
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 6,225,155
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,225,155
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 21.6%*
14.	Type of Reporting Person (See Instructions) PN
*	Percentage calculated on the basis of: 28,838,216 shares of common stock issued and outstanding on March 31, 2010.

CUSIP No.171077100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tricia A. Jaksch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐ Joint Filing
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 6,225,155
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 6,225,155
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,225,155
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 21.6%*
14.	Type of Reporting Person (See Instructions) IN
*	Percentage calculated on the basis of: 28,838,216 shares of common stock issued and outstanding on March 31, 2010.

CUSIP No.171077100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Frank L. Jaksch, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐ Joint Filing
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,096,500**
	8.	Shared Voting Power 6,225,155
	9.	Sole Dispositive Power 667,500
	10.	Shared Dispositive Power 7,654,155
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,321,655
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 28.2%*
14.	Type of Reporting Person (See Instructions) IN
*	Percentage calculated on the basis of: (i) 28,838,216 shares of common stock issued and outstanding on March 31, 2010, plus (ii) 667,500 shares of common stock and securities convertible into or exercisable for shares of common stock by Frank L. Jaksch, Jr. within 60 days of the date hereof.
**	Based on share vesting schedules for option grant awards to Mr. Jaksch under ChromaDex Corp’s 2000 Non-Qualified Incentive Stock Option Plan in 2006 and the Second Amended and Restated 2007 Equity Incentive Plan in April 2008, Mr. Jaksch’s percent of class beneficially owned increased by 1% on January 20, 2010. On April 17, 2010, trustees of the Jaksch Family Trust (the “Trust”) entered into an irrevocable proxy with Frank L. Jaksch Jr. granting him sole voting power over the 1,429,000 shares of the Company held by the Trust. Mr. Jaksch Jr. previously held shared voting power over these shares.

CUSIP No. 171077100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jaksch Family Trust, Frank L. Jaksch, Sr. and Maria Jaksch, Trustees
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐ Joint Filing
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,429,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,429,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%*
14.	Type of Reporting Person (See Instructions) OO
*	Percentage calculated on the basis of: 28,838,216 shares of common stock issued and outstanding on March 31, 2010.

Item 1.	Security and Issuer

This statement refers to the common stock of ChromaDex Corporation, 10005 Muirlands Boulevard, Suite G First Floor, Irvine California, 92618.

Item 2.	Identity and Background

Black Sheep, FLP is a California family limited partnership the purpose of which is to hold and manage the capital assets of the partners including investing in marketable securities and investing and holding real property. Each of the partnership’s and individual reporting person’s address is as follows: 8 Garzoni Aisle, Irvine, CA 92606. The Jaksch Family Trust address is as follows: 70 Pienza, Laguna Niguel, CA 92677. The principal occupation of Frank L. Jaksch, Jr. is to serve as Co-Chairman of the Board, Chief Executive Officer and President of the Issuer. The principal occupation of Tricia A. Jaksch is to serve as Marketing Director of NSF International. Each of the individual reporting persons is a citizen of the United States of America.

None of the reporting persons have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On October 20, 2008, Frank L. Jaksch, Jr. gifted 6,225,155 shares of Issuer that he owned in his own name to Black Sheep, FLP. No payment was or is contemplated to be made to Frank L. Jaksch, Jr. in connection with Black Sheep, FLP’s receipt of the shares.

Frank L. Jaksch, Jr. obtained the 6,225,155 shares personally owned by him, and the Jaksch Family Trust, Frank L. Jaksch, Sr. and Maria Jaksch Trustees, of which Frank L. Jaksch, Jr. is sole beneficiary and holds shared voting power, obtained 1,429,000 shares solely as the result of a merger transaction involving the Issuer prior to it becoming a reporting company under the Securities Exchange Act of 1934.

Item 4.	Purpose of Transaction

Black Sheep, FLP is a family limited partnership the general purpose of which is to hold and manage the capital assets of the partners including investing in marketable securities and investing and holding real property. Pursuant to that certain Limited Partnership Agreement of Black Sheep, FLP, dated June 25, 2008, Frank L. Jaksch, Jr. and Tricia A. Jaksch are the sole co-general partners of Black Sheep, FLP, and Frank L. Jaksch, Jr. and Tricia A. Jaksch and the 2008 Jaksch Family Trust UTD June 25, 2008, Frank L. Jaksch, Jr. and Tricia A. Jaksch Trustees are the sole limited partners of Black Sheep, FLP.

Frank L. Jaksch, Jr. personally owns 180,000 options to purchase common stock of the Issuer, exercisable at any time, at his discretion and 60,000 additional options become exercisable annually on December 1 through 2011. 175,000 options to purchase common stock of the Issuer became exercisable on April 21, 2009 and 10,937 options to purchase common stock of the Issuer become exercisable monthly thereafter, except that 10,938 options become exercisable every other month up to 700,000 total options. In addition, 37,500 options to purchase common stock of the Issuer became exercisable on April 21, 2009 and 2,343 options become exercisable monthly thereafter, except that 2,344 options become exercisable every other month and 2,345 options become exercisable every fourth month up to 150,000 total options. Lastly, 25,000 options to purchase common stock of the Issuer became exercisable on April 22, 2010 and 2,083 options become exercisable monthly thereafter, except that 2,084 options become exercisable every third month up to 100,000 total options.

On April 17, 2010, Frank L. Jaksch Jr. was granted an irrevocable proxy by Frank L. Jaksch, Sr. and Maria Jaksch, trustees of the Jaksch Family Trust giving him sole voting power over 1,429,000 shares held by the Jaksch Family Trust until the sooner of termination by Mr. Jaksch Jr. or the third anniversary of the grant of proxy. Mr. Jaksch, Jr. previously had shared voting power over these shares.

The reporting persons have acquired the securities covered by this schedule for investment purposes. The reporting persons reserve the right, consistent with applicable law, to acquire additional securities of ChromaDex Corporation (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise), to seek to influence the management or policies of ChromaDex Corporation, to dispose of their securities of ChromaDex Corporation or to formulate other purposes, plans or proposals regarding ChromaDex Corporation and any of its securities, in each case in light of the reporting persons’ continued evaluation of ChromaDex Corporation, market conditions and other factors. Such actions could result in one or more of the transactions described in sub-paragraph (a) through (j) of Item 4 of Schedule 13D, including without limitation (a), (b), (d), (h) and (i) thereof.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate amount and percentage of the common stock of ChromaDex Corporation beneficially owned by each of the reporting persons covered by this report is disclosed above on the cover pages hereto.

(b) Each of the reporting persons has sole/shared power to vote or to direct the vote and dispose or to direct the disposition of that number of shares disclosed above on the cover pages hereto.

(c) On April 17, 2010, trustees of the Jaksch Family Trust granted an irrevocable proxy to Frank L. Jaksch, Jr. over 1,429,000 shares of common stock of the Issuer.

(d) No person other than the reporting persons has the right to receive or power to direct the receipt of dividends from, or the proceeds of the sale of any of the securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the certain Limited Partnership Agreement of Black Sheep, FLP, dated June 25, 2008, by and between Frank L. Jaksch, Jr. and Tricia A. Jaksch, the “Co-General Partners” and Frank L. Jaksch, Jr., Tricia A. Jaksch and Frank L. Jaksch, Jr. and Tricia A. Jaksch, Trustees of the 2008 Jaksch Family Trust UTD June 25, 2008, the “Limited Partners”, (1) Frank L. Jaksch, Jr. and Tricia A. Jaksch as Co-General Partners of Black Sheep, FLP, have the power to sell the partnership assets and exercise Black Sheep, FLP’s voting rights in the common stock of the Issuer by a majority vote, and (2) profits, losses and distributive shares of tax items shall be allocated to the Partners pro rata based upon their respective percentage interest, in the partnership during the period over which such profits, losses and tax items were accrued.

Frank L. Jaksch Jr. has been granted sole voting power of shares held by the Jaksch Family Trust pursuant to the irrevocable proxy described in Item 5(c) and the cover pages of this Schedule 13D Amendment No. 1.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1	Joint filing statement of the reporting persons.

2	Irrevocable Proxy

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2010	Black Sheep, FLP, a California family limited partnership

	By:	/S/ FRANK L. JAKSCH, JR.
	Name:	Frank L. Jaksch, Jr.
	Title:	General Partner

/S/ FRANK L. JAKSCH, JR.
Frank L. Jaksch, Jr.

/S/ TRICIA A. JAKSCH
Tricia A. Jaksch

Jaksch Family Trust

	By:	/S/ FRANK L. JAKSCH, JR.
	Name:	Frank L. Jaksch, Jr.
	Title:	Authorized signatory